ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

February 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	ESGL Holdings Limited
Registration Statement on Form F-4
Filed December 30, 2022
File No. 333-269078

Dear Mr. Levenberg:

ESGL Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 26, 2023, regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”) previously filed with the Commission on December 30, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 1 to the Registration Statement (the “Amendment”) which is being submitted to the Commission concurrently with the submission of this letter.

Form F-4 filed on December 30, 2022

Do any of GUCC’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 9

1.	Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. For example, we note your discussion elsewhere in your filing regarding the promissory notes held by the Sponsor, and note that you have not disclosed the current market value of securities held by the Sponsor.

RESPONSE: The Company has added disclosure on pages 9, 26 and 79 of the Amendment in response to the Staff’s comment.

2.	We note your disclosure that Samuel Lui may have a conflict of interest with respect to evaluating the Business Combination in light of his ownership of outstanding ordinary shares of ESGL and, following the closing of the Business Combination, ownership of PubCo ordinary shares. Please revise to clarify how the board considered such conflict in negotiating and recommending the business combination. In addition, please disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. Disclose in this section also that Mr. Lui is the sole member and manager of the Sponsor.

RESPONSE: The Company has added disclosure on pages 9, 26, 67 and 79 of the Amendment in response to the Staff’s comment.

3.	We note that the Genesis Unicorn Capital Corp. (GUCC) charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted GUCC’s search for an acquisition target.

RESPONSE: The Company has added disclosure on pages 9, 26 and 79 of the Amendment to address this potential conflict of interest and whether it impacted GUCC’s search for an acquisition target.

Will I experience dilution as a result of the Business Combination?, page 16

4.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE: The Company has revised the disclosure on pages 16, 25 and 79 of the Amendment to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

5.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: The Company has added disclosure on pages 16, 25 and 79 of the Amendment to disclose all possible sources and extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination in response to the Staff’s comment.

6.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: The Company has revised the disclosure on pages 25 and 79 of the Amendment to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

What happens to the funds deposited in the Trust Account following the Business Combination?, page 17

7.	Please revise to clarify the estimated per share amount to be paid to investors exercising their redemption rights. For example, we note your reference on page 17 to $10.26 per share and your reference on page iii to $10.38 per share.

RESPONSE: The Company has revised the disclosure throughout the Amendment to clarify the estimated per share amount to be paid to investors exercising their redemption rights.

Conditions to Closing, page 21

8.	We note your disclosure on page 82 that it is a condition to the obligations of GUCC and ESGL to close the Business Combination that your Class A common stock remain listed on the Nasdaq Global Market. We also note your disclosure that as a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed “unless this condition is waived.” However, we also note your disclosure at page v and elsewhere that the Acquisition Merger Proposal is conditioned upon the approval of the Reincorporation Merger Proposal and the Nasdaq Proposal. Please revise to clarify whether waiver of the adoption of the Nasdaq Proposal is being considered, and whether the Acquisition Merger Proposal is conditioned upon the approval of the Nasdaq Proposal.

RESPONSE: The Company has revised the disclosure on page 82 of the Amendment to clarify that the Nasdaq Proposal cannot be waived and that the Acquisition Merger Proposal is conditioned upon the approval of the Nasdaq Proposal.

9.	Please define in this section the “Outside Date” for closing of the Merger, as referenced on page 22.

RESPONSE: The Company has defined the “Outside Date” for closing of the Merger in accordance with the Staff’s comment on page 22 of the Amendment.

The Group has engaged in transactions with related parties, and such transactions present potential conflicts of interest, page 37

10.	We note your disclosure that the Group has entered into a number of transactions with related parties, and your reference to the section entitled “Certain Relationships and Related Party Transactions - ESGL Related Party Transactions” for a more detailed discussion with respect to the Group’s related party transactions. However, such information does not appear to be provided in the section “Related Party Transactions of the Group” on page 182. Please advise.

RESPONSE: The Company has removed the referenced risk factor on page 37 of the Amendment in response to the Staff’s comment as the Company does not believe any material risk exists with respect to the Group’s existing or potential future related party transactions. The Company has also slightly revised the disclosure on page 182 of the Amendment.

GUCC’s search for a business combination, and any target business with which we ultimately consummate a business combination, page 42

11.	Please update your risk factor disclosure under this caption to reflect your entry into the merger agreement.

RESPONSE: The Company has updated the risk factor disclosure on page 42 of the Amendment to reflect the Company’s entry into the merger agreement.

The Sponsor controls a substantial interest in GUCC and thus may influence certain actions requiring a stockholder vote, page 42

12.	You state that “if a significant number of GUCC stockholders vote, or indicate an intention to vote, against the Business Combination, the Sponsor, the Initial Stockholders or their affiliates, could make purchases of GUCC common stock in the open market or in private transactions in order to influence the vote.” At page 24, you also indicate that “... the Sponsor or its affiliates may purchase GUCC securities in open market or private transactions outside of the redemption process, for purposes of ensuring that certain Nasdaq initial listing requirements will be met and therefore, increasing the likelihood that the Business Combination will close. Any such securities purchased would not be voted in favor of approving the Business Combination.” Please provide us with your analysis as to how such purchases would comply with Exchange Act Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

RESPONSE: The Company has removed the referenced risk factor on page 42 of the Amendment in response to the Staff’s comment. In addition, the Company has revised the disclosure throughout the Amendment to indicate that any public shares purchased by the Sponsor or its affiliates will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the Commission.

Background of the Business Combination, page 66

13.	Please revise your disclosure to describe how discussions between GUCC and ESGL were initiated. Substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of GUCC and ESGL, including the material terms that were discussed, how parties’ positions differed, and how issues were resolved. For example, please discuss how the parties determined the transaction structure and valuation of ESGL. In addition, expand the discussion of the meetings and negotiations among “representatives” of the parties to name the individuals involved from GUCC and from ESGL.

RESPONSE: The Company has added disclosure on pages 67-69 of the Amendment in response to the Staff’s comment.

14.	We note your disclosure regarding the “detailed investment recommendation paper” GUCC’s board discussed on November 14, 2022. Please provide the information required by Item 4(b) of Form F-4 with respect to such investment recommendation paper, or provide your analysis as to why such information is not required.

RESPONSE: The Company has added disclosure on page 68 of the Amendment to clarify that the “detailed investment recommendation paper” GUCC’s board discussed on November 14, 2022 was prepared internally by Teck-Yong Heng, an independent member of GUCC’s board, and not by an outside party. Accordingly, the information required by Item 4(b) of Form F-4 is not applicable to such investment recommendation paper.

Proposal No. 2 - The Acquisition Merger Proposal

Projected Financial Information, page 69

15.	Please describe the reasons the projections were prepared and the purpose for their inclusion in the filing. In addition, we note your disclosure that “ESGL has made numerous estimates and material assumptions with respect to, among other things, regulatory, market and financial conditions and competition, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters”. Please expand your disclosure to describe the material assumptions and limitations underlying the referenced projections, including the forecasted capital expenditures. In that regard, we note disclosure on page 74 regarding such forecasted capital expenditures with respect to the fairness opinion. We also note that while ESGL has a history of losses, the forecasts project achieving profit starting in 2024. Please provide additional details to support this growth in profit and describe factors or contingencies considered that would affect the projected growth ultimately materializing.

RESPONSE: The Company has added disclosure on page 75 of the Amendment in response to the Staff’s comment.

Opinion of Marshall & Stevens as an Independent Professional Valuation Advisor to GUCC, page 71

16.	We note your disclosure regarding the fairness opinion provided by Marshall & Stevens with respect to the fairness of the transaction, from a financial point of view, to GUCC. Please revise to provide a clear explanation as to the reason the fairness opinion was obtained. In addition, revise to clarify, if true, that the fairness opinion addresses fairness to all GUCC shareholders as a group as opposed to only those shareholders unaffiliated with the Sponsor or its affiliates.

RESPONSE: The Company has revised the disclosure on pages 9 and 71 of the Amendment to provide a clear explanation as to the reason the fairness opinion was obtained and that the fairness opinion addresses fairness to GUCC as a whole. Please note that the existing disclosure regarding the fairness opinion provided by Marshall & Stevens in the “Questions and Answers About the Proposals” on page 9 of the Amendment states that “The Board obtained from Marshall & Stevens an opinion with respect to the fairness, from a financial point of view, of the purchase price being paid by GUCC for ESGL pursuant to the Merger Agreement” (as opposed to the fairness “of the transaction”). We note that the Marshall & Stevens opinion is “…that, as of the date hereof, the Purchase Price to be paid by the Parent to ESA in the Transaction in the form of the issuance of the common shares of the Purchaser to the equity holders of ESA as provided in the Merger Agreement is fair to the Parent [GUCC] from a financial point of view.”

17.	Revise to explain further your reference to ESGL’s “expected growth profile” including the nature and components of this expected growth. We note the statement under your Guideline Public Company Analysis at page 77 that “Given the expected growth profile of ESGL, the fourth and fifth year forecasted value indications were weighted equally to arrive at the final range of value.”

RESPONSE: In 2022, ESGL pivoted its operational strategy from predominantly trading in waste materials to recycling and processing waste materials into circular products (i.e., value-added services). ESGL’s new operating strategy, focusing on less trading and more value-added services, will require additional investments in its facilities, contributing to the ramp-up in revenue growth and the uptick in margins over the forecast period. In 2025 and 2026, ESGL is expected to reach its full operating capacity (i.e., a more mature stage of development), and revenue and margins are expected to normalize. Under the Guideline Public Company Analysis, Marshall & Stevens relied on the 2025 and 2026 value indications as Marshall & Stevens believes that they best reflect ESGL’s normalized operating levels. Selecting value indications before 2025 was not applicable as the full benefit of the additional investments in the Company’s facilities isn’t expected to materialize until 2025. The Company has revised the disclosure on page 77 of the Amendment to disclose the foregoing.

Proposal No. 4 — The Governance Proposals, page 83

18.	We note your description of an exclusive forum provision proposed to be included in PubCo’s Amended and Restated Memorandum and Articles of Association. However, such provision does not appear to be included in the Form of Amended and Restated Memorandum and Articles of Association of ESGL Holdings Limited provided in Appendix B. Please ensure that your discussion accurately reflects the contents of the proposed amended and restated memorandum and articles of association.

RESPONSE: The Company has revised the form of Amended and Restated Memorandum and Articles of Association of ESGL Holdings Limited provided in Appendix B and Exhibit 3.4 of the Amendment to include the Exclusive Jurisdiction and Forum provision in Article 50 of such form.

U.S. Federal Income Tax Consequences, page 86

19.	Please revise to clarify the material tax consequences of the Business Combination, and obtain and file an opinion of counsel with regard to such material tax consequences. See Item 4(a)(6) of Form F-4 and Item 601(b)(8) of Regulation S-K. Refer also to Section III.A.2 of Staff Legal Bulletin No. 19. For example, we note your disclosure regarding Sections 368 and 367(a) of the Code with respect to the Reincorporation Merger. If there is uncertainty regarding the tax treatment of the Business Combination, your disclosure and counsel’s opinion should discuss the degree of uncertainty and make clear why counsel cannot give a firm opinion.

RESPONSE: The Company has clarified the material tax consequences of the Business Combination on pages 88 and 90 of the Amendment and has filed the forms of opinions of counsel with regard to such material tax consequences as Exhibits 8.1 and 8.2 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group

Liquidity and Capital Resources, page 125

20.	We note your disclosure regarding the company’s borrowings, and related disclosure in Note 18 to your financial statements. Please file as exhibits any loan agreements required to be filed by Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is in the process of seeking consent from the respective banks which are the lenders to file the documents related to the Group’s term loans identified in the Registration Statement as Term Loans II and VI as well as its revolving credit facility as exhibits 10.11, 10.12, and 10.13. The Company also advises the Staff that the borrowings under each of the Group’s other term loans, those identified in the Registration Statement as Term Loans I, III, IV and V, are significantly less than 10 percent of the total assets of the Group on a consolidated basis. The Company agrees to furnish a copy of any of those agreements to the Commission upon request.

Emerging Growth Company Status, page 133

21.	We note ESGL Holdings Limited (“PubCo”) discloses that it is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Please disclose if PubCo has elected to take advantage of the benefits of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). If PubCo chooses to take advantage of the extended transition period, please disclose that as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates with similar disclosure.

RESPONSE: The Company has revised the disclosure on pages 134 and F-9 of the Amendment in response to the Staff’s comment.

ESA’s Directors and Executive Officers Prior to the Business Combination, page 169

22.	Under “Experienced Management Team” at page 102, you state: “The Group’s core executive and management team has amassed more than a combined 100 years of relevant experience in waste management and the chemical supply chain.” Please explain which of the listed officers and directors constitute this “core” team.

RESPONSE: The Company has revised the disclosure on page 102 of the Amendment in response to the Staff’s comment.

Compensation of Directors and Executive Officers, page 170

23.	Please update your disclosure regarding the compensation of directors and executive officers for the fiscal year ended December 31, 2022.

RESPONSE: The Company has updated the disclosure regarding the compensation of directors and executive officers for the fiscal year ended December 31, 2022 on page 170 of the Amendment in response to the Staff’s comment.

Directors and Executive Officers of the Combined Company After the Business Combination, page 171

24.	Please revise to identify the individuals who currently serve as a director of the registrant, and the individuals who are currently director nominees.

RESPONSE: The Company has revised the disclosure on page 171 of the Amendment to identify the individuals who currently serve as a director of the Group, and the individuals who are currently director nominees.

Environmental Solutions Group Holdings Limited

Audited Financial Statements For the Fiscal Years Ended December 31, 2020 and 2021

3. Concern, page F-91

25.	You highlight certain conditions that cast doubt over your ability to continue as a going concern including your significant net current liability position and net losses in each of the periods presented and state that you are dependent on the undertaking of your shareholders to provide continuing financial support to enable you to meet your liabilities as and when they fall due. Please tell us how you concluded that these conditions were alleviated and explain why a going concern paragraph was not included in the report of your independent auditor.

RESPONSE: The Group’s independent auditor has advised the Company that a going concern paragraph is not included in its report for the following reasons: (1) the Group had positive operating cash flows in 2021 of $2,492,708; (2) the Group forecasted free cash flows of approximately $2,800,000 through 2023 and approximately $49,800,000 through 2025; and (3) the Group was preparing for an IPO at the time the financial statements were issued.

Exhibits

26.	Please revise to clarify how many shares of the registrant will be issued to the existing shareholders of ESGL in connection with the business combination. In that regard, we note that the fee table provided in Exhibit 107 includes 75,000,000 ordinary shares to be issued to the existing shareholders of ESGL, but disclosure on page 81 references the issuance of 7,500,000 shares.

RESPONSE: The Company has revised Exhibit 107 to clarify how many shares of the registrant will be issued to the existing shareholders of ESGL in connection with the business combination.

General

27.	With a view toward disclosure, please tell us whether GUCC’s sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure in this filing that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. In that regard, we note the risk factor titled “We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations” in GUCC’s definitive proxy statement filed on January 25, 2023.

RESPONSE: For the Staff’s information, GUCC’s sponsor is controlled by Samuel Lui, a citizen of Singapore. In addition, the following individuals associated with or otherwise involved in the transaction are non-U.S. persons: Ernest Fong (citizen of Singapore); Teck-Yong Heng (citizen of Singapore); Daniel Cheng (citizen of Hong Kong); Grainne Coen (citizen of England); and Juan Fernandez (Spain). The Company has added a risk factor on page 43 of the Amendment that addresses how this fact could impact the Company’s ability to complete its initial business combination.

We thank the Staff in advance for its review of the foregoing and the Amendment. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com by telephone at (212) 407-4923.

Very truly yours,

/s/ Samuel Lui
Samuel Lui, Chief Executive Officer